September 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Sharon Blume, Assistant Chief Accountant
Mark Brunhofer, Senior Accounting Examiner

Re:    Green Dot Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 28, 2022
File Number 001-34819

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 8, 2022 to Mr. George Gresham of Green Dot Corporation (the “Company”) with respect to the above-referenced annual report. For your convenience, we have set forth below the Staff’s comments in italicized text. References to page numbers in our responses are references to the page numbers in the above-referenced annual report.

Form 10-K for the fiscal year ended December 31, 2021

Business
Dividend and Share Repurchase Restrictions, page 8

1.We acknowledge your response to prior comment 1. Please represent to us that in the future filings you will disclose the amount of your subsidiary’s restricted assets as required by Rule 4-08(e)(3)(ii) of Regulation S-X or tell us why this disclosure is not warranted and provide us the amount of the restricted assets at December 31, 2021.

Response: We acknowledge the Staff’s comment and in future filings, will provide the disclosure required by Rule 4-08(e)(3)(ii) as applicable.

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Please direct any comments or questions regarding this filing to me at (626) 765-2353 or to Jess Unruh, Chief Accounting Officer of the Company, at (626) 765-2003.

Very truly yours,

/s/ George Gresham

George Gresham
Chief Financial Officer and Chief Operating Officer
Green Dot Corporation

cc:    J. Chris Brewster, Chair of the Audit Committee of the Board of Directors
Dan Henry, President and Chief Executive Officer
Amy Pugh, General Counsel
Jess Unruh, Chief Accounting Officer
Mike Ching, Ernst & Young LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP